5/17/02

02022724

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AUDITED REPORT
FORM X-17A-5 (A)
PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
~~8-12345~~ 8-52704

REPORT FOR THE PERIOD BEGINNING **12/01/00** AND ENDING **12/31/01**

A.REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Integrity Trading, Inc.

RECD S.E.C.
MAY 15 2002
526

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12503 Bellevue-Redmond Road, Ste 101

(No. and Street)

Bellevue	**Washington**	**98005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY W. HOCKANSON **(425) 456-0186**

Jeffrey W Hockanson

(Area Code - Telephone No.)

PROCESSED
MAY 23 2002
THOMSON
FINANCIAL

B.ACCOUNT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)

Accounting Firm **Gilligan, Ryan, Jorgenson & Co., P.S.**

7525 Pioneer Wy., Ste 201	**Gig Harbor,**	**Washington**	**98335**
(Address)	(City)	(State)	(Zip Code)

Oath or Affirmation

I, Jeffrey W. Hockanson, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of INTEGRITY TRADING, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Jeffrey W. Hockanson
Signature

Chief Compliance Officer
Title

Subscribed and sworn
to before me
this 14th day of May 2002

Kathleen A. Kubista

Notary Public

GILLIGAN, RYAN, JORGENSON & Co., P.S. Certified Public Accountants

Charles E. Gilligan, CPA
Robert M. Ryan, CPA
Marc A. Jorgenson, CPA

M. Eileen Baker, CPA, MS(Tax)
Julie M. Curtis, CPA
Scott M. Limoli, CPA
Amanda J. Wagner, CPA

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

March 25, 2002

To the Board of Directors
Integrity Trading, Inc.

We have audited the balance sheet of Integrity Trading, Inc. (a Washington Corporation) as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the thirteen months then ended, and have issued our report thereon dated March 25, 2002.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information – *Computation of Net Capital* is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gilligan, Ryan, Jorgenson & Co., P.S.

Gilligan, Ryan, Jorgenson & Co., P.S.
Gig Harbor, Washington

INTEGRITY TRADING, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGES COMMISSION

AS OF DECEMBER 31, 2001

Net Capital	
Total Stockholder's Equity	$74,654
Total capital	74,654
Deductions and/or charges:	
Equipment, net	(26,815)
Net Capital	$47,839